

December 29, 2022

Jordan Neeser
Chief Financial Officer
Ivanhoe Electric Inc.
606 – 999 Canada Place
Vancouver, BC V6C 3E1
Canada

> **Re: Ivanhoe Electric Inc.**
> **Registration Statement on Form S-1**
> **Filed December 27, 2022**
> **File No. 333-269029**

Dear Jordan Neeser:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed December 27, 2022

General

1. We note that the registration statement covers the resale of up to 29,335,389 shares of your common stock. However, it is not clear from your disclosure that all of the shares to be offered and sold under this registration statement are outstanding, or deemed to be outstanding. Please revise your prospectus to clarify whether all of the securities to be registered for resale are outstanding. If they are not outstanding, or deemed to be outstanding, provide your basis for registering the resale of such securities at this time. For guidance, please refer to Securities Act Sections Compliance and Disclosure Interpretation 139.11.

2.   We note that you incorporate by reference into your registration statement information filed after the effective date of the registration statement. However, since you have not yet filed an annual report, it does not appear that you are eligible to incorporate by reference. See General Instruction VII.C to Form S-1. Please revise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Danielle Carbone